UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________________________________________
FORM 6-K
___________________________________________________________________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November, 2018
Commission File Number 1-10928
___________________________________________________________________________________
INTERTAPE POLYMER GROUP INC.
___________________________________________________________________________________
9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
___________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: November 16, 2018	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION
Intertape Polymer Group Acquires Outstanding Powerband Interest
- Company finalizes option exercise to acquire remaining 26% interest in Powerband -

MONTREAL, QUEBEC; SARASOTA, FLORIDA and DAMAN, INDIA - November 16, 2018 - Intertape Polymer Group Inc. (TSX:ITP) (“IPG”) today announced it has closed on its previously exercised call option to acquire the outstanding 26% interest in Powerband Industries Private Limited (“Powerband”) for $9.9 million. The Company held the option under a shareholders agreement with the minority shareholders of Powerband. IPG now owns all of the issued and outstanding common shares of Powerband after this transaction which is subject to regulatory approval in India. IPG had already transitioned all management responsibilities to an IPG-appointed management team earlier this year so this transaction will not have any impact on day-to-day operations. All amounts in this press release are denominated in US dollars.
“By exercising our option, we have simplified the governance structure of the Powerband subsidiary. Most importantly, the transaction provides us with a 100% interest in the cash flows from the business,” said Greg Yull, President and CEO of IPG. “Acquiring a controlling interest in Powerband in 2016 provided us with additional capacity for acrylic carton-sealing tapes in a low-cost manufacturing region with the goal of exporting these competitively-priced tape products to North America and Europe. Since that time, having this overseas asset has enabled us to expand our market share in North America and negotiate better terms on raw materials for our US production of similar packaging tapes.”
Subsequent to acquiring a controlling interest in Powerband in 2016, IPG announced an expansion plan for Powerband which consisted primarily of the construction of a new greenfield facility in Dahej, India, for a total expected investment of $18 to $20 million. The objective of this project is to produce another type of carton-sealing tape to complement the bundle of tapes that Powerband can export at competitive prices primarily to North America and Europe. The facility is in the final phase of construction with completion expected in the first half of 2019.
About Powerband
Powerband has one operating facility in Daman, India and one facility under construction in Dahej, India. Powerband has approximately 200 full-time employees and is a leading manufacturer of packaging tapes. From its ISO 9001:2008 and ISO 14001:2004 certified facility, Powerband services the Indian market and exports packaging product to more than 19 countries. For more information, visit www.powerband.in.

About Intertape Polymer Group Inc.
Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper- and film-based pressure sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, IPG employs approximately 3,400 employees with operations in 27 locations, including 20 manufacturing facilities in North America, two in Asia and one in Europe. For more information about IPG, visit www.itape.com.

Forward-Looking Statements
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding the regulatory approval in India of the transaction and the investment amount, timing of completion, and objective of construction for the Dahej, India greenfield facility, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by IPG’s management. Words such as "may," "will," “should,” "expect," "continue," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "seek" or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although IPG believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in IPG’s industry, IPG’s customers’ industries and the general economy; the anticipated benefits from IPG’s capital expenditures; anticipated cash flows from IPG’s operations; and IPG’s ability to continue to control costs. IPG can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read "Item 3 Key Information - Risk Factors", “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in IPG’s annual report on Form 20-F for the year ended December 31, 2017 and the other statements and factors contained in IPG’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. IPG will not update these statements unless applicable securities laws require it to do so.

FOR FURTHER INFORMATION CONTACT:
Ross Marshall
Investor Relations
(T) (416) 526-1563
(E) ross.marshall@loderockadvisors.com